Date: 1/24, 2019

Sharing Services Global Corporation
1700 Coit Road Suite 100
Plano, Texas 75075
Attention: Board of Directors

RE: Resignation Letter

Board Members:

The purpose of this letter is to notify you of my resignation from the position that I hold as a member of the Board of Directors of Sharing Services Global Corporation (the "Company") as well as from my position as an officer of the Company (whether as a Vice President or otherwise).

Furthermore, this letter is intended to constitute a resignation from all positions and capacities (whether formal or operational) from the Company as well as from any subsidiary entity of the Company (the "Affiliates").

In connection with this resignation action, I further agree to immediately surrender to the Company all keys, pass cards, electronic access devices, laptops or other storage media, cell phones, documents, files, information stored in any media and vehicles which may constitute the property of the Company. I further agree to: (i) not seek to act on behalf of the Company and/or its Affiliates in any manner or matter as of the Effective Date and (ii) cooperate fully with the Company, its Board and Officers, in connection with any matter relating to my prior service to the Company in these capacities, as well as in connection with any disclosures of this resignation as may be required by applicable law.

At the time of my resignation, I confirm, represent and warrant to the Company that I have no dispute, claim or cause of action, either pending or threatened, against the Company, its Affiliates and/or officers, managers, directors, employees or professional advisors.

Finally, I would respectfully request that all references and representations of my name and persona be removed from all Company websites and promotional documentation.

This letter is to be deemed effective immediately upon delivery to a representative of the Board (the "Effective Date").

Sincerely Yours,

Jordan Brock